

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Kevin Krumm
Chief Financial Officer
APi Group Corp
1100 Old Highway 8 NW
New Brighton, MN 55112

> **Re: APi Group Corp**
> **Form 10-K for the year ended December 31, 2020**
> **Filed on March 24, 2021**
> **Form 8-K filed on August 11, 2021**
> **File No. 001-39275**

Dear Mr. Krumm:

We have reviewed your October 29, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

Form 8-K filed on August 11, 2021

General

1.   We note your response to our comment. While it is noted that the step-up adjustment will no longer be necessary after September 30, 2021, due to the comparative nature of your non-GAAP presentations which include prior periods, it appears that such adjustment will continue to be presented in filings subsequent to your September 30, 2021 filings. Please remove this adjustment from all future filings including any filings reflecting comparative periods that previously included such an adjustment.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction